Extractive Sector Transparency Measures Act - Annual Report
Reporting Entity Name	Alamos Gold Inc.
Reporting Year	From	1/1/2023	To:	12/31/2023	Date submitted	5/29/2024
Reporting Entity ESTMA Identification Number	E695115		¤ Original Submission ¦ Amended Report

Other Subsidiaries Included (optional field)	N/A

For Consolidated Reports - Subsidiary Reporting Entities Included in Report:	Minas de Oro Nacional S.A. de C.V. (E529821), Minera Santa Rita, S. de R.L. de C.V. (E619187), Dogu Biga Madencilik Sanayi Ticaret A.S. (E427533), Kuzey Biga Madencilik Sanayi Ticaret A.S. (E227782), Quartz Mountain Gold Ltd. (E370515), Richmont Mines Inc. (E538246)

Not Substituted

Attestation by Reporting Entity
In accordance with the requirements of the ESTMA, and in particular section 9 thereof, I attest I have reviewed the information contained in the ESTMA report for the entity(ies) listed above. Based on my knowledge, and having exercised reasonable diligence, the information in the ESTMA report is true, accurate and complete in all material respects for the purposes of the Act, for the reporting year listed above.

Full Name of Director or Officer of Reporting Entity	Greg Fisher				Date	5/29/2024
Position Title	Chief Financial Officer

Extractive Sector Transparency Measures Act - Annual Report
Reporting Year	From:	1/1/2023	To:		12/31/2023
Reporting Entity Name	Alamos Gold Inc.						Currency of the Report		USD
Reporting Entity ESTMA Identification Number	E695115
Subsidiary Reporting Entities (if necessary)	Minas de Oro Nacional S.A. de C.V. (E529821), Minera Santa Rita, S. de R.L. de C.V. (E619187), Dogu Biga Madencilik Sanayi Ticaret A.S. (E427533), Kuzey Biga Madencilik Sanayi Ticaret A.S. (E227782), Quartz Mountain Gold Ltd. (E370515), Richmont Mines Inc. (E538246)
Payments by Payee
Country	Payee Name[1]	Departments, Agency, etc… within Payee that Received Payments[2]	Taxes	Royalties	Fees	Production Entitlements	Bonuses	Dividends	Infrastructure Improvement Payments	Total Amount paid to Payee	Notes[34]
Canada	Municipality of Matachewan		670,000							670,000
Canada	Matachewan First Nation				2,030,000					2,030,000
Canada	Temagami First Nation				620,000					620,000
Canada	Municipality of Dubreuilville		200,000		30,000					230,000
Canada	Batchewana First Nation				1,430,000					1,430,000
Canada	Michipicoten First Nation				380,000					380,000
Canada	Marcel Colomb First Nation				1,720,000					1,720,000
Mexico	Federal Government of Mexico		7,100,000	1,370,000	1,050,000					9,520,000
Mexico	Municipality of Sahuaripa		30,000						1,330,000	1,360,000	The reported amount includes $1,330,000 of payments based on the cost incurred by the company for the maintenance of community roads and construction of a bridge.

Additional Notes:	(a) All payments are reported in US dollars (USD), the functional currency of the Reporting Entity. All reported payments have been rounded to the nearest $10,000 USD.

(b) Where payments were made in currencies other than US dollars, the payments were converted into US dollars using the average annual rates as follows:
1 USD = CAD: 1.3497
	1 USD = MXN: 17.7334

Extractive Sector Transparency Measures Act - Annual Report
Reporting Year	From:	1/1/2023	To:	12/31/2023
Reporting Entity Name	Alamos Gold Inc.						Currency of the Report	USD
Reporting Entity ESTMA Identification Number	E695115
Subsidiary Reporting Entities (if necessary)	Minas de Oro Nacional S.A. de C.V. (E529821), Minera Santa Rita, S. de R.L. de C.V. (E619187), Dogu Biga Madencilik Sanayi Ticaret A.S. (E427533), Kuzey Biga Madencilik Sanayi Ticaret A.S. (E227782), Quartz Mountain Gold Ltd. (E370515), Richmont Mines Inc. (E538246)
Payments by Project
Country	Project Name[1]	Taxes	Royalties	Fees	Production Entitlements	Bonuses	Dividends	Infrastructure Improvement Payments	Total Amount paid by Project	Notes[23]
Canada	Young-Davidson	670,000		2,650,000					3,320,000
Canada	Island Gold	200,000		1,840,000					2,040,000
Canada	Lynn Lake			1,720,000					1,720,000
Mexico	Mulatos	7,130,000	1,370,000	790,000				1,330,000	10,620,000
Mexico	Chanate			260,000					260,000

Additional Notes[3]:	(a) All payments are reported in US dollars (USD), the functional currency of the Reporting Entity. All reported payments have been rounded to the nearest $10,000 USD.

(b) Where payments were made in currencies other than US dollars, the payments were converted into US dollars using the average annual rates as follows:
1 USD = CAD: 1.3497
	1 USD = MXN: 17.7334